77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Multi-Strategy
Hedge Advantage Fund held on September 22, 2006, the results were as follows:

PROPOSAL 1.
     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor
("BlackRock Advisors"). With respect to Proposal 1, the shares of the Fund were voted as follows:

    For             Against          Abstain
24,999,207          655,500          211,913

PROPOSAL 3.
     To approve a contingent subadvisory agreement between the Fund's Adviser and BlackRock Advisors (the "BlackRock
Subadvisor"). With respect to Proposal 3, the shares of the Fund were voted as follows:

    For              Against         Abstain
24,901,207           753,500         211,913